Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Years Ended December 31,
	2012	2011	2010	2009	2008	2007
	(in thousands)	(in thousands)
Fixed Charges:
Interest Charges	$51,846	$12,004	$3,593	$2,691	$2,361	$722
Series A Convertible Preferred Stock, cumulative, dividend rate 10%	$—	$—	$—	$—	$735	$511
Series A Convertible Preferred Units of Eureka Hunter Holdings, LLC, cumulative distribution rate of 8.0%	$8,975	$—	$—	$—	$—	$—
Series B Convertible Preferred Stock, cumulative, dividend rate 2.75%	$—	$—	$131	$—	$—	$—
Series C Cumulative Perpetual Preferred Stock, cumulative dividend rate 10.25%	$10,248	$3,759	$2,336	$26	$—	$—
Series D Cumulative Preferred Stock, cumulative dividend rate 8.0%	$11,698	$10,248	$—	$—	$—	$—
Series E preferred stock, cumulative dividend rate 8.0%	$893	$—	$—	$—	$—	$—
Total Fixed Charges	$83,660	$26,011	$6,060	$2,717	$3,096	$1,233

Loss Before Taxes and Non-controlling Interest	$(162,376)	$(77,108)	$(22,128)	$(15,633)	$(11,109)	$(5,916)
Fixed Charges (Calculated Above)	$83,660	$26,011	$6,060	$2,717	$3,096	$1,233
Earnings	$(78,716)	$(51,097)	$(16,068)	$(12,916)	$(8,013)	$(4,683)

Ratio of Earnings to Fixed Charges with Preferred Dividend (1)	-(7)	-(6)	-(5)	-(4)	-(3)	-(2)

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and non-controlling interest, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized), amortization of deferred financing costs and an estimate of the interest within rental expense. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(2)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2007 by $5.9 million
(3)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by $11.1 million
(4)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2009 by $15.6 million
(5)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2010 by $22.1 million
(6)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2011 by $77.1 million
(7)	Earnings were inadequate to cover fixed charges for the three months ended March 31, 2012 by $162.4 million